Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2017 Financial Results

BEIJING, China, May 18, 2017 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•	Total first quarter revenue increased 19.2% to US$280.7 million from US$235.4 million in the first quarter of 2016.

•	Contract sales increased 9.2% to US$305.4 million from US$279.6 million in the first quarter of 2016.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 12.6% from 13.4% in the first quarter of 2016.

•	Net income was US$7.4 million, compared to US$6.9 million in the first quarter of 2016.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.11, compared to US$0.09 in the first quarter of 2016.

•	The Company repurchased 1,367,400 ADSs at a total cost of approximately US$7.2 million in the first quarter of 2017.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Our first quarter results were generally in line with our expectations under the current government's restrictive policies impacting China’s overall housing market. We achieved approximately 20% revenue growth which was partially driven by improved average selling prices ("ASP") as well as healthy sales from our Brooklyn, New York-based Oosten project, which contributed over 20% to our total sales this quarter. The majority of our development projects in China performed in line with our budget in the first quarter and we maintained a cautious approach to unit sales volume and operating expenses given the current environment. Among Xinyuan’s U.S. projects, our Oosten project has sold 38 units as of the end of the first quarter. Our second New York project, located in Manhattan, began excavation and foundation work, and our third New York project, located in Queens, continues to move through its planning stage for development.

On the financing front, we closed our offering of US$300 million 7.75% senior notes due 2021 at the end of February to further optimize our financial structure. This transaction in the first quarter is reflective of our focus on improving our debt structure and managing interest payments over the longer term. In addition, our property management service entity, Xinyuan Technology Service Co., Ltd., successfully listed on National Equities Exchange and Quotations (NEEQ) in China in this quarter, which we expect to provide better financing opportunities in the future.

As we look ahead, we continue to develop our planning stage projects more cautiously given the current environment. For the remaining quarters of this year, our goal is to generate positive cash flows from our operations, optimize pricing of our China and U.S.-based unit sales, commence pre-sales for four to five of our new planning stage projects, complete select land acquisitions and move forward with the next stages of development for our New York City-based projects. We are pleased to pay our 21st consecutive quarterly dividend and our recent $40 million share repurchase announcement demonstrates our commitment to delivering value for our shareholders,” concluded Mr. Zhang.

First Quarter 2017 Financial Results

Contract Sales

Contract sales in China totaled US$240.8 million in the first quarter compared to US$279.6 million in the first quarter of 2016. The Company’s GFA sales in China were 140,300 square meters in the first quarter of 2017 compared to 206,600 square meters in the first quarter of 2016. The ASP per square meter sold in China was RMB11,820 (US$1,717) in the first quarter of 2017 compared to RMB8,839 (US$1,354) in the first quarter of 2016. The ASP increase was due to the product mix of units sold and the Company’s strategic adjustment efforts to maintain pricing stability. Contract sales in the United States totaled US$64.6 million in the first quarter of 2017.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q1 2016		Q4 2016		Q1 2017		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)
Zhengzhou Xin City	0.1	4,393	0.1	-	0.2	52,821	5.4
Zhengzhou Thriving Family	0.2	6,169	0.1	36,188	0.3	5,913	15.7
Xingyang Splendid I	0.5	5,249	3.4	7,221	6.2	6,626	29.2
Xingyang Splendid II	0.9	5,599	21.4	6,213	8.6	6,710	74.1
Kunshan Royal Palace	24.6	11,096	2.0	23,137	2.3	21,222	14.1
Suzhou Lake Royal Palace	15.2	16,718	6.1	21,464	2.8	19,906	14.3
Jinan Xinyuan Splendid	0.7	10,498	0.1	10,878	0.2	4,417	9.0
Jinan Royal Palace	13.3	5,985	29.1	8,798	22.4	9,280	178.1
Xuzhou Colorful City	2.0	11,256	2.5	11,791	1.7	15,131	49.9
Beijing Xindo Park	-	-	1.8	29,098	0.1	19,697	10.6
Chengdu Thriving Family	10.6	5,292	8.5	9,621	4.7	11,277	60.6
Changsha Xinyuan Splendid	24.6	5,486	12.1	9,461	9.7	9,050	52.9
Sanya Yazhou Bay No.1	-	-	2.7	12,723	26.3	15,432	73.7
Xi’an Metropolitan	25.9	6,407	19.4	10,781	3.1	8,889	74.8
Shanghai Royal Palace	5.2	24,649	1.9	37,475	-0.1	28,707	11.5
Zhengzhou Xindo Park	2.0	7,504	22.8	6,419	13.2	6,342	60.0
Jinan Xin Central	12.6	9,089	9.0	12,214	6.8	11,777	73.3
Henan Xin Central I	26.2	7,730	5.5	9,673	0.5	11,568	57.2
Zhengzhou Fancy City I	29.6	8,239	2.8	14,594	0.8	21,739	31.8
Zhengzhou Fancy City II (South)	-	-	9.6	12,353	10.1	12,394	20.9
Tianjin Spring Royal Palace	12.8	9,032	2.4	6,934	-0.1	6,844	168.7
Kunshan Xindo Park	-	-	0.6	19,060	4.4	18,244	53.1
Zhengzhou International New City I	-	-	48.6	10,717	0.9	10,834	309.8
Henan Xin Central II	-	-	9.0	10,920	15.0	10,955	85.8
Others	-0.4	-	0.5	-	0.2	-	3.2
Total	206.6	8,839	222.0	10,401	140.3	11,820	1,537.7

Revenue

In the first quarter of 2017, the Company’s total revenue increased 19.2% to US$280.7 million from US$235.4 million in the first quarter of 2016.

Gross Profit

Gross profit for the first quarter of 2017 was US$62.6 million, or 22.3% of revenue, compared to a gross profit of US$48.9 million, or 20.8% of revenue, in the first quarter of 2016. Gross profit growth was driven by favorable sales at higher margin Zhengzhou Fancy City II (South), Kunshan Xindo Park, Zhengzhou International New City I and Henan Xin Central II projects which began pre-sale after the first quarter of 2016.

Selling, General and Administrative Expenses

SG&A expenses were US$35.5 million for the first quarter of 2017 compared to US$31.5 million for the first quarter of 2016. As a percentage of total revenue, SG&A expenses were 12.6% compared to 13.4% in the first quarter of 2016. SG&A expenses increased largely due to agency commissions related to project delivery of New York Oosten.

Net Income

Net income for the first quarter of 2017 was US$7.4 million compared to US$6.9 million for the first quarter of 2016. Net margin was 2.6%, compared to 2.9% in the first quarter of 2016. Diluted earnings per ADS were US$0.11, compared to US$0.09 per ADS in the first quarter of 2016.

Balance Sheet

As of March 31, 2017, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,245.9 million from US$906.7 million as of December 31, 2016. Total debt outstanding was US$2,327.1 million, an increase of US$233.2 million, compared to US$2,093.9 million at the end of the fourth quarter of 2016. The balance of the Company’s real estate property under development at the end of the first quarter of 2017 was US$1,848.5 million, compared to US$1,719.1 million at the end of the fourth quarter of 2016.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the first quarter of 2017.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	205.7	343.3	312.8	91.1%	98.0%
Zhengzhou Thriving Family	131.5	115.8	148.0	122.0	82.4%	92.9%
Xingyang Splendid I	117.3	88.1	90.2	68.2	75.6%	75.6%
Xingyang Splendid II	137.2	63.1	137.0	55.2	40.3%	56.1%
Kunshan Royal Palace	280.0	265.9	466.9	412.4	88.3%	94.3%
Suzhou Lake Royal Palace	169.6	155.3	357.2	286.0	80.1%	99.8%
Jinan Xinyuan Splendid	572.2	563.2	720.7	714.2	99.1%	99.5%
Jinan Royal Palace	449.6	271.5	636.6	276.2	43.4%	73.6%
Xuzhou Colorful City	130.2	80.3	192.7	110.0	57.1%	81.5%
Beijing Xindo Park	133.1	122.5	434.9	363.6	83.6%	100.0%
Chengdu Thriving Family	211.4	150.8	362.3	134.7	37.2%	95.5%
Changsha Xinyuan Splendid	251.7	198.8	344.2	183.7	53.4%	89.6%
Sanya Yazhou Bay No.1	117.2	43.5	287.7	90.5	31.5%	86.4%
Xi’an Metropolitan	290.7	215.9	458.5	222.9	48.6%	97.1%
Shanghai Royal Palace	57.8	46.3	272.4	169.6	62.3%	100.0%
Zhengzhou Xindo Park	144.4	84.4	191.9	89.5	46.6%	82.1%
Jinan Xin Central	194.7	121.4	347.1	174.6	50.3%	74.9%
Henan Xin Central I	262.2	205.0	350.4	241.8	69.0%	68.9%
Zhengzhou Fancy City I	166.8	135.0	229.1	168.8	73.7%	63.2%
Zhengzhou Fancy City II (South)	84.1	63.2	141.9	95.6	67.4%	58.4%
Tianjin Spring Royal Palace	278.6	109.9	483.5	123.7	25.6%	39.4%
Kunshan Xindo Park	89.0	35.9	265.0	96.9	36.6%	65.2%
Zhengzhou International New City I	360.7	50.9	647.1	79.3	12.3%	33.5%
Henan Xin Central II	109.8	24.0	178.1	38.2	21.4%	47.5%
Others remaining GFA	3.2	-	-	-	-	-
Total active projects	4,954.1	3,416.4	8,086.7	4,630.4	57.3%	76.4%

As of March 31, 2017, the Company’s total sellable GFA was approximately 2,501,600 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 000)	Pre-sales Scheduled

Zhengzhou Fancy City II(North)	119.6	Q3 2017
Zhengzhou International New City II	175.7	Q3 2017
Xingyang Splendid III	37.4	To be determined
Beijing Liyuan project	102.3	To be determined
Changsha Mulian Royal Palace(Changsha New project)	93.3	Q2 2017
Zhengzhou International New City III	345.6	To be determined
Changsha Renmin East Road project	90.0	To be determined
Total projects under planning	963.9
Total active projects	1,537.7
Total of all Xinyuan projects in China	2,501.6

Real Estate Project Update in the United States

In the first quarter of 2017, our Brooklyn, New York-based Oosten project delivered 38 units with revenue of approximately $65 million. As of the end of March 2017, total units sold and revenue of this project had reached 144 units and $217 million, respectively, and the construction loan had been completely paid off. Most closed buyers had moved in. Also during the first quarter, local market demand and price trends remained healthy in both Manhattan and Brooklyn. Both saw modest year-on-year unit price increases with Brooklyn enjoying slightly higher increases. We also observed a meaningful drop in new condominium inventory year-on-year and quarter-on-quarter in both Manhattan and Brooklyn. In particular, Brooklyn new development condo unit inventory saw a 22% quarter-on-quarter decrease during the first quarter.

Xinyuan's second New York project, located in midtown Manhattan, had completed demolition, and excavation and foundation work had begun. In the first quarter, the Company successfully closed a $108 million construction loan from a major commercial bank.

For our project located in Queens, New York, the company has selected a general contractor and is in the planning stage of the ground-up development. We are also in discussions with several financial institutions regarding construction financing in order to commence construction.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on May 18, 2017 to discuss first quarter 2017 results. Listeners may access the call by dialing:

US: 1-877-723-9517

China: 86-400-120-2694
International: 1-719-325-4771

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through May 25, 2017 by dialing:

US: 1-844-512-2921
International: 1-412-317-6671
Access code: 3753482

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu
Investor Relations Deputy Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)

Total revenue	280,714	505,340	235,384

Total costs of revenue	(218,147)	(378,507)	(186,490)
Gross profit	62,567	126,833	48,894

Selling and distribution expenses	(10,488)	(22,058)	(8,121)
General and administrative expenses	(25,017)	(30,226)	(23,408)

Operating income	27,062	74,549	17,365

Interest income	2,599	6,107	8,471
Interest expense	(9,325)	(13,236)	(5,000)
Net realized gain on short-term investments	588	198	109
Unrealized gain/(loss) on short-term investments	1,254	(623)	920
Other income	159	459	7
Loss on extinguishment of debt	-	(12,124)	-
Exchange (loss)/gains	(51)	261	54
Share of (loss)/gain of equity investees	(243)	(138)	42

Income from operations before income taxes	22,043	55,453	21,968

Income taxes	(14,625)	(38,735)	(15,073)

Net income	7,418	16,718	6,895
Net income attributable to non-controlling interest	42	(4,588)	(776)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	7,460	12,130	6,119

Earnings per ADS:
Basic	0.12	0.18	0.09
Diluted	0.11	0.18	0.09
ADS used in computation:
Basic	63,995	65,960	68,613
Diluted	64,944	68,928	71,345

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2017	2016
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	916,029	578,244
Restricted cash	329,909	328,499
Short-term investments	41,113	39,311
Accounts receivable	26,884	32,704
Other receivables	31,804	31,822
Deposits for land use rights	100,804	153,252
Other deposits and prepayments	276,914	525,263
Advances to suppliers	30,433	27,457
Real estate properties development completed	429,254	477,179
Real estate properties under development	1,848,471	1,719,135
Amounts due from related parties	20,284	17,732
Amounts due from employees	2,277	621
Other current assets	140	226

Total current assets	4,054,316	3,931,445

Real estate properties held for lease, net	163,541	159,874
Property and equipment, net	33,610	34,090
Other long-term investment	8,938	242
Investment in joint ventures	7,541	7,556
Deferred tax assets	49,701	49,690
Deposits for land use rights	28,988	28,831
Other assets	24,740	24,717

TOTAL ASSETS	4,371,375	4,236,445

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2017	2016
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	423,413	524,663
Short-term bank loans and other debt	130,448	178,576
Customer deposits	168,829	150,545
Income tax payable	106,396	120,573
Other payables and accrued liabilities	208,466	199,661
Payroll and welfare payable	4,626	19,522
Current portion of long-term bank loans and other debt	574,802	704,695
Current maturities of capital lease obligations	3,945	3,923
Mandatorily redeemable non-controlling interests	-	12,614
Amounts due to related parties	67,949	66,230

Total current liabilities	1,688,874	1,981,002

Non-current liabilities
Long-term bank loans	350,887	235,885
Other long term debt	1,270,978	974,791
Deferred tax liabilities	105,086	93,107
Unrecognized tax benefits	20,492	20,492
Capital lease obligations, net of current maturities	14,876	15,016
TOTAL LIABILITIES	3,451,193	3,320,293

Shareholders’ equity
Common shares	16	16
Treasury shares	(60,915)	(53,734)
Additional paid-in capital	539,763	538,414
Statutory reserves	95,965	95,973
Retained earnings	354,905	354,274
Accumulated other comprehensive income	(30,652)	(34,683)

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	899,082	900,260
Non-controlling interest	21,100	15,892
Total equity	920,182	916,152

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,371,375	4,236,445